

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2020

Matt Gallagher
President and Chief Executive Officer
Parsley Energy, Inc.
303 Colorado Street, Suite 3000
Austin, Texas 78701

      Re: Parsley Energy, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed February 21, 2020

Dear Mr. Gallagher:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation